Exhibit 1
11th January, 2007
To
The New York Stock Exchange,
New York,
USA
Dear Sir / Madam,
Subject: Unaudited Financial Results for the quarter ended 31st December, 2006
We attach herewith two files containing the unaudited financial results of the Bank for the third quarter ended 31st December, 2006 and the press release in respect thereof as approved at the Board Meeting today.
The unaudited financial results have been submitted to the Stock Exchanges in India as per the listing requirements of those stock exchanges.
This is for your information and record.
Thanking you,
Yours faithfully,
For HDFC Bank Limited
Sanjay Dongre
Vice - President (Legal) &
Company Secretary

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2006
(Rs. in lacs)

	Particulars	Unaudited	Unaudited	Unaudited	Unaudited	Audited
		results for the	results for the	results for the	results for the	results for the
		quarter ended	quarter ended	nine months	nine months	year ended
		31-12-2006	31-12-2005	ended 31-12-	ended 31-12-	31-03-2006
				2006	2005
1	Interest Earned (a) + (b) + (c) + (d)	175931	117981	489926	309684	447534
A	Interest / discount on advances / bills	113729	73105	303890	187754	270020
B	Income on investments	58483	41824	169766	111906	163166
C	Interest on balances with Reserve Bank of India and other inter bank funds	3588	3013	15979	9961	14255
D	Others	131	39	291	63	93
2	Other Income	37330	29613	112180	81983	112398
A	Total Income (1+2)	213261	147594	602106	391667	559932
3	Interest Expended	83068	50920	230740	129041	192950
4	Operating Expenses (e) + (f)	60502	44912	173687	120877	169109
E	Payment to and provision for employees	21384	12500	56153	34926	48682
F	Other operating expenses	39118	32412	117534	85951	120427
B	Total Expenditure (3) + (4) (excluding provisions & contingencies )	143570	95832	404427	249918	362059
C	Operating Profit (A - B) (Profit before provisions and contingencies)	69691	51762	197679	141749	197873
D	Other Provisions and Contingencies	26639	19715	83597	54362	72522
E	Provision for Taxes	13488	9607	34294	26630	38273
F	Net Profit (C-D-E)	29564	22440	79788	60757	87078
5	Paid up equity share capital (face value Rs. 10)	31515	31218	31515	31218	31314
6	Reserves excluding revaluation reserve					498639
7	Analytical Ratios:
A	Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil
B	Capital adequacy ratio	12.8%	10.3%	12.8%	10.3%	11.4%
C	Earnings per share (par value Rs. 10/- each)
	Basic	9.4	7.2	25.4	19.5	27.9
	Diluted	9.2	6.8	25.0	18.4	26.3
8	Aggregate of Non-promoter shareholding
	— No. of shares	246288408	243320308	246288408	243320308	244281408
	— Percentage of shareholding	78.1%	77.9%	78.1%	77.9%	78.0%

Segment information in accordance with the Accounting Standard on Segment Reporting (AS17) of the three operating segments of the Bank is as under:
(Rs. in lacs)

Particulars	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	results for the	results for the	results for the	results for the	results for the
	quarter ended	quarter ended	nine months	nine months	year ended 31-
	31-12-2006	31-12-2005	ended 31-12-	ended 31-12-	03-2006
			2006	2005
1.Segment Revenue
a) Retail Banking	199993	135641	559127	358105	517384
b) Wholesale Banking	132402	74527	360004	199198	285338
c) Treasury	13109	18082	46878	52544	77389

Total	345504	228250	966009	609847	880111

Less: Inter Segment Revenue	132243	80656	363903	218180	320179

Income from Operations	213261	147594	602106	391667	559932

2. Segment Results
a) Retail Banking	18598	12912	66245	38246	70167
b) Wholesale Banking	24400	18654	48954	48640	53787
c) Treasury	54	481	(1117)	501	1397

Total Profit Before Tax	43052	32047	114082	87387	125351

3.Capital Employed
(Segment Assets-Segment Liabilities)
a) Retail Banking	(59661)	87546	(59661)	87546	(1316)
b) Wholesale Banking	568758	472900	568758	472900	207260
c) Treasury	68117	(70961)	68117	(70961)	302572
d) Unallocated	41132	30441	41132	30441	21437

Total	618346	519926	618346	519926	529953

Note on segment information
The reportable primary segments have been identified in accordance with the Accounting Standard on Segment Reporting (AS-17) issued by the Institute of Chartered Accountants of India (ICAI).
The Bank operates in three segments: retail banking, wholesale banking and treasury services. Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure and the internal business reporting systems.

NOTES:
1.	The above results have been approved by the Board at its meeting held on January 11, 2007.

2.	During the quarter and the nine months ended December 31, 2006, the Bank allotted 774,600 shares and 2,007,000 shares respectively pursuant to the exercise of stock options by certain employees.

3.	During the quarter ended December 31, 2006, the bank granted 3586500 stock options under its scheme titled “ESOS VIII” and 3046800 stock options under its scheme titled “ESOS IX” to its employees. The grant price of these options is Rs. 994.85, being the closing market price as on the working day immediately preceding the date of grant of options.

4.	Other income relates to income from non-fund based banking activities including commission, fees, foreign exchange earnings, earnings from derivative transactions and profit and loss (including revaluation) from investments.

5.	Provision for Taxes includes Rs. 375 lacs and Rs. 1200 lacs towards provision for fringe benefit tax (FBT) for the quarter and the nine months ended December 31, 2006, respectively.

6.	During the quarter ended December 31, 2006, the Bank raised Rs. 47850 lacs as Upper Tier II capital in the form of subordinated bonds.

7.	As on December 31, 2006, the total number of branches (including extension counters) and the ATM network stood at 583 branches and 1471 ATMs respectively.

8.	Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended December 31, 2006:

Opening: Nil; Additions: 55; Disposals: 55; Closing: Nil.

9.	Previous period figures have been regrouped/reclassified wherever necessary to conform to current period’s classification.

10.	The above results for the quarter and the nine months ended December 31, 2006, have been subjected to a “Limited Review” by the auditors of the Bank, as per the listing agreements with Bombay Stock Exchange Limited and The National Stock Exchange of India Limited.

11.	Rs. 10 lacs = Rs. 1 million Rs. 10 million = Rs. 1 crore

Place : Mumbai	Aditya Puri
Date : January 11, 2007	Managing Director

		(Rs. in lacs)
Summarised Balance Sheet	As at 31-12-2006	As at 31-12-2005
CAPITAL AND LIABILITIES
Capital	31515	31218
Reserves and Surplus	586831	488708
Employees’ Stock Options (Grants) Outstanding	1	8
Deposits	6674874	5119462
Borrowings	451205	375213

Other Liabilities and Provisions*	1216342	747688

Total	8960768	6762297

ASSETS
Cash and balances with The Reserve Bank of India	452178	361591
Balances with Banks and Money at Call and Short notice	353278	198328
Investments	2972242	2288126
Advances	4802135	3615621
Fixed Assets	95738	75811
Other Assets	285197	222820

Total	8960768	6762297

*	Includes Subordinated Debt of Rs. 309050 lacs (previous year : Rs. 91400 lacs) and Rs. 20000 lacs (previous year : nil) of unsecured non-convertible subordinated perpetual bonds as on December 31 2006.

NEWS RELEASE
HDFC BANK LTD. — FINANCIAL RESULTS (INDIAN GAAP)
FOR THE QUARTER & NINE-MONTH ENDED DECEMBER 31, 2006
The Board of Directors of HDFC Bank Limited approved the Bank’s accounts for the quarter and nine months ended December 31, 2006 at its meeting held on Thursday, January 11, 2007. The accounts have been subjected to a limited review by the Bank’s statutory auditors.
FINANCIAL RESULTS
Quarter ended December 31, 2006
For the quarter ended December 31, 2006, the Bank earned total income of Rs.2,132.6 crores as against Rs.1,475.9 crores in the corresponding quarter ended December 31, 2005. Net revenues (net interest income plus other income) for the quarter ended December 31, 2006 were Rs.1,301.9 crores, an increase of 34.7% over Rs.966.7 crores for the corresponding quarter of the previous year. Interest earned (net of loan origination costs) increased by 49.1% from Rs.1,179.8 crores for the quarter ended December 31, 2005, to Rs.1,759.3 crores for the quarter ended December 31, 2006. Net interest income (interest earned less interest expended) for the quarter ended December 31, 2006 increased by 38.5% to Rs.928.6 crores driven by average asset growth of 31.6% and improvement in net interest margin to just over 4%.
Other income (non-interest revenue) for the quarter ended December 31, 2006 increased by 26.1% to Rs.373.3 crores, from Rs.296.1 crores for the corresponding quarter of the previous year. Its principal component was fees and commissions contributing Rs.331.4 crores for the quarter ended December 31, 2006, as against Rs.275.4 crores for the corresponding quarter ended December 31, 2005. The other two components of other income were foreign exchange/derivatives revenues of Rs.63.0 crores and profit/(loss) on revaluation/sale of investments of Rs.(21.1) crores as against Rs.20.1 crores and Rs.(0.6) crores respectively, for the quarter ended December 31, 2005. Operating (non-interest) expenses for the quarter increased by Rs.155.9 crores to Rs.605.0 crores and were 46.5% of net revenues. Provisions and contingencies for the quarter were Rs.401.3 crores (against Rs.293.2 crores for the corresponding quarter ended December 31, 2005), principally comprising of specific provision for non performing assets and general provision for standard assets of Rs.192.9 crores and amortization of premia (for investments in the Held to Maturity category) of Rs.60.4 crores. After providing Rs.134.9 crores for taxation, the Bank earned a Net Profit of Rs.295.6 crores, an increase of 31.7% over the quarter ended December 31, 2005.
Total balance sheet size increased by 32.5% from Rs.67,623 crores as of December 31, 2005 to Rs.89,608 crores as of December 31, 2006. Total deposits were Rs.66,749 crores, an increase of 30.4% from December 31, 2005. With savings account deposits of Rs.19,238 crores and current account deposits at Rs.17,433 crores, the CASA mix was healthy at around 54.9% of total deposits as at December 31, 2006, as against 53.1% as at December 31, 2005. Net advances as at December 31, 2006 were Rs.48,201 crores, an increase of 32.8% over December 31, 2005, with gross retail loans now forming 52% of gross advances. The Bank’s customer assets (including advances, corporate debentures, investments in securitised paper, etc.) net of loans securitized and participated out increased to Rs.53,898 crores as of December 31, 2006, from Rs.42,538 crores as of December 31, 2005.
Nine months ended December 31, 2006:
For the nine months ended December 31, 2006, the Bank earned total income of Rs.6,021.1 crores as against Rs.3,916.7 crores in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the nine months ended December 31, 2006 were Rs.3,713.7 crores, up by 41.4% over Rs.2,626.3 crores for the nine months ended December 31, 2005. Net Profit for the nine months ended December 31, 2006 was Rs.797.9 crores, up by 31.3%, over the corresponding nine months ended December 31, 2005.
BUSINESS UPDATE:
As of December 31, 2006, the Bank’s distribution network had expanded to 583 branches and 1,471 ATMs in 263 cities from 535 branches and 1,326 ATMs in 228 cities as of December 31, 2005. As of December, 2006 the number of debit cards issued by the bank touched 4 million while credit cards issued crossed the 2.75 million mark.
Portfolio quality as of December 31, 2006 remained healthy with net nonperforming assets at 0.4% of total customer assets. Capital Adequacy Ratio (CAR) was 12.8% against the regulatory minimum of 9%. Tier I CAR was at 8.4%. During the quarter ended December 31, 2006, the Bank has raised

Rs.479 crores of subordinated debt qualifying as Upper Tier II capital (including US$ 100 million in foreign currency).
Note:
(i) Rs. = Indian Rupees
(ii) 1 crore = 10 million
(iii) All figures and ratios are in accordance with Indian GAAP.
Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, cash flow projections and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated.
In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions in India and the other countries which have an impact on our business activities or investments; the monetary and interest rate policies of the government of India; inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally; changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations; changes in competition and the pricing environment in India; and regional or general changes in asset valuations.